

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2021

Matthew Flemming
Chief Executive Officer
TRICCAR INC.
220 Travis Street, Suite 501
Shreveport, Louisiana 71101

> **Re: TRICCAR INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed July 20, 2021**
> **File No. 000-30746**

Dear Mr. Flemming:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures, page F-9

1. We note the disclosures related to management's annual report on internal control over financial reporting. However, your disclosures do not appear to address your conclusions as to your disclosure controls and procedures. Please revise the Form 10-K to comply with the requirements of Item 307 of Regulation S-K. Please revise your Form 10-Q reports for the periods ended March 31, 2021 and June 30, 2021 to provide these required disclosures.

2. Please revise your Form 10-K to comply with all the disclosure requirements set forth in Item 308 of S-K. Revise your disclosure to provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting and discuss the changes in your internal control over financial reporting during the last fiscal quarter.

<u>Exhibits</u>
<u>Certifications, page F-16</u>

3.   We note your Exhibit 31 certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please revise the Form 10-K report to file revised certifications from your principal executive officer and principal financial officer as required by Item 601(b)(31) and (32) of Regulation S-K, and the interactive data file as required by Item 601(b)(101) of Regulation S-K. Lastly, revise your Form 10-Q reports for the periods ended March 31, 2021 and June 30, 2021 to file certifications.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, or Gus Rodriguez, Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation